SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on November 19, 2014 by World Energy Solutions, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC” and, together with Merger Sub, the “Offerors”), to purchase all outstanding shares of Common Stock (collectively, the “Shares”) at a price of $5.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2014 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4. Capitalized terms used in this Amendment No. 4 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Termination of the Go-Shop Period

Under the Merger Agreement, pursuant to certain “go-shop” provisions, the Company was permitted to solicit alternative acquisition proposals from third parties until 11:59 p.m. (Boston, Massachusetts time) on December 29, 2014, at which time the Go-Shop Period expired. The Company did not receive any alternative acquisition proposals from third parties during the Go-Shop Period.

Immediately after expiration of the Go-Shop Period, the Board maintained its recommendation as follows: (i) the Board unanimously determined that the Merger Agreement with EnerNOC and the transactions contemplated thereby, including the Offer and the Merger are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) the Board approved and declared advisable the Merger and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (iii) the Board recommends that Company stockholders accept EnerNOC’s Offer and tender their Shares pursuant to the Offer.

On December 30, 2014, the Company issued a press release announcing the expiration of the Go-Shop Period pursuant to the terms of the Merger Agreement. The full text of the press release is attached as Exhibit (a)(10) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(10)*	Press release issued by World Energy Solutions, Inc. on December 30, 2014.

*	Attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Philip V. Adams
Name:	Philip V. Adams
Title:	President

Dated: January 2, 2015